Exhibit 99.1

Cellectis Reports Financial Results for 3rd Quarter and First Nine Months 2018

  UCART123 in Phase 1 clinical trial for AML and BPDCN patients;
  UCART22 Phase 1 study protocol approved by FDA for B-ALL patients;
  UCART19 ASH abstract by partner Servier shows continued progress of first clinical allogeneic CAR T-cell program for ALL patients;
  UCARTCS1 clinical trial expected to start in 2019 for Multiple Myeloma patients;
  Cash1 position of $476M as of September 30, 2018 compared to $297M as of December 31, 2017

NEW YORK--(BUSINESS WIRE)--November 13, 2018--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced its results for the three-month period ended September 30, 2018 and for the nine-month period end September 30, 2018.

1 Cash position includes cash, cash equivalent and current financial assets

Third Quarter 2018 and Recent Highlights

UCART123 (wholly controlled) – AML & BPDCN patients

The Phases 1 dose escalation studies of UCART123 in acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cell neoplasm (BPDCN) patients at MD Anderson Cancer Center and Weill Cornell Medical Center remain ongoing.

For the AML clinical trial, the current dose level of 2.5x105 UCART123 cells per kilogram will be followed by dose levels 2 and 3 with 6.25x105 and 5.05x106 UCART123 cells per kilogram. We are expecting to dose 2-4 patients per dose cohort, with a treatment follow-up period of 4 weeks per patient as well as an option to re-dose responding patients.

UCART22 (wholly controlled) – B-ALL patients

The FDA approved an IND for UCART22, with a first Phase 1 clinical study in B-cell acute lymphoblastic leukemia (B-ALL) adult patients.

UCART22 is the 3rd allogeneic, off-the-shelf, gene-edited CAR T-cell product candidate developed by Cellectis to enter clinical trials.

UCART22 is designed for the treatment of CD22-expressing cancer cells. Like CD19, CD22 is a cell surface antigen expressed from the pre-B-cell stage of development through mature B-cells and is expressed in more than 90% of patients with B-ALL. Approximately 85% of ALL cases involve precursor B-cells (B-ALL). The clinical research for UCART22 will be led by Dr. Nitin Jain, Assistant Professor at The University of Texas MD Anderson Cancer Center in Houston, and Prof. Hagop Kantarjian, Professor and Chair in the Department of Leukemia and University Chair in Cancer Medicine, at The University of Texas MD Anderson Cancer Center in Houston.

UCARTCS1 (wholly controlled) – Multiple Myeloma patients

A clinical trial for UCARTCS1 is expected to start in 2019 in Multiple Myeloma patients.

UCARTCS1 is our first allogeneic CAR T-cell product candidate for the treatment of Multiple Myeloma (MM) patients. We have chosen CS1 (also known as SLAMF7) as the targeted antigen for this program, based on the high levels of expression of CS1 in MM patients on malignant cells relative to the low level of expression on non-malignant cells as well as on the results of third parties’ proof of concept for this high value target achieved with the elotuzumab monoclonal antibody in MM patients.

UCART19 (partnered, exclusively licensed to Servier) – ALL patients

Recently, an abstract titled “896 Preliminary Data on Safety, Cellular Kinetics and Anti-Leukemic Activity of UCART19, an Allogeneic Anti-CD19 CAR T-Cell Product, in a Pool of Adult and Pediatric Patients with High-Risk CD19+ Relapsed/Refractory B-Cell Acute Lymphoblastic Leukemia” for oral presentation at the 60th American Society of Hematology (ASH) Annual Meeting, was published online, showing the continued progress of UCART19 in Phase 1 clinical trials, for both pediatric and adult ALL patients.

After UCART19 infusion, 88% of evaluable patients (14/16) achieved a complete remission (CR) or complete remission with incomplete blood cell recovery (CRi) by day 28 or day 42 post UCART19 infusion and 86% (12/14) of these patients were ‘measurable residual disease’ (MRD) negative (MRD- stands for less than 1 leukemic cell among 104 normal cells) assessed by flow or qPCR.

We are pleased to see continued progress for UCART19 under the management of our partner Servier.

Under the collaboration agreement with Servier from 2014, Cellectis is entitled to receive up to $350 million in clinical and regulatory milestone payments, as well as tiered royalties in the high single digits on worldwide sales.

ALLO-715 (BCMA) and ALLO-819 (Flt3) (partnered, exclusively licensed to Allogene)

In addition, Allogene has released (i) an abstract for oral presentation at ASH 2018 annual meeting, describing pre-clinical research on ALLO-715, an allogeneic BCMA CAR T therapy possessing an off-switch for the treatment of Multiple Myeloma, and (ii) an abstract for a poster presentation for ALLO-819, an allogeneic Flt3 CAR T therapy possessing an off-switch for the treatment of acute myeloid leukemia (AML).

ALLO-715 and ALLO-819 were progressed under a joint research collaboration with Allogene, and are directed to targets that were licensed exclusively from Cellectis. Allogene holds the exclusive global development and commercial rights for these product candidates.

Cellectis remains eligible to receive clinical and commercial milestone payments of up to $2.8 billion, or $185 million per target for 15 targets, and tiered royalties in the high single digits on worldwide sales of any products that are developed by Allogene, as originally agreed to under the June 17, 2014 Collaboration Agreement with Pfizer.

Manufacturing

We are currently in the process of internalizing large parts of our proprietary manufacturing chain for clinical supplies and we are planning to build a proprietary cGMP, commercial scale manufacturing facility in the United States.

Corporate Governance

On August 2, 2018, Cellectis announced the appointment of Dr. Stefan Scherer, M.D., Ph.D., to the role of Senior Vice President Clinical Development and Deputy Chief Medical Officer.

On September 19, 2018, Cellectis announced that Stephan A. Grupp, MD, Ph.D., a leading pediatric oncologist at Children's Hospital of Philadelphia and Chief of the Section of Cellular Therapy and Transplant at the Children's Hospital of Philadelphia (CHOP) joined the Company’s Clinical Advisory Board (CAB).

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Third Quarter and Nine-months 2018 Financial Results

Cash: As of December 31, 2017, Cellectis had $297.0 million in total cash, cash equivalents and current financial assets compared to $475.9 million as of September 30, 2018. This increase of $178.9 million primarily reflects $227.4 million net cash proceeds provided by follow-on offerings completed by Cellectis and Calyxt, partially offset by the net cash flows used by operating activities of $47.5 million.

We believe that our cash, cash equivalents and current financial assets of $475.9 million as of September 30, 2018 will be sufficient to fund our operations until 2022.

Revenues and Other Income: Total revenues and other income were $2.2 million for the three months ended September 30, 2018 compared to $7.3 million for the three months ended September 30, 2017. Total revenues and other income were $18.5 million for the nine months ended September 30, 2018 compared to $26.7 million for the nine months ended September 30, 2017. The decrease in both periods was primarily attributable to a decrease in recognition of upfront fees already paid to Cellectis and research and development cost reimbursements in relation to collaborations.

R&D Expenses: Total R&D expenses were $18.7 million for the three months ended September 30, 2018 compared to $20.3 million for the three months ended September 30, 2017. Total R&D expenses were $55.2 million for the nine months ended September 30, 2018 compared to $58.5 million for the nine months ended September 30, 2017. The decrease in both periods was primarily driven by decreased non-cash stock-based compensation expenses partially offset by increased wages and salaries.

SG&A Expenses: Total SG&A expenses were $11.6 million for the three months ended September 30, 2018 compared to $12.2 million for the three months ended September 30, 2017. The decrease was primarily attributable by decreased non-cash stock-based compensation expenses partially offset by increased in purchases and external expenses. Total SG&A expenses were $36.8 million for the nine months ended September 30, 2018 compared to $31.8 million for the nine months ended September 30, 2017. The increase was primarily driven by increased purchases and external expenses and wages and salaries partially offset by a decrease in non-cash stock-based compensation.

Net Loss Attributable to Shareholders of Cellectis: Net loss attributable to Shareholders of Cellectis was $22.8 million (or $0.54 per share) for the three months ended September 30, 2018 compared to $26.2 million (or $0.73 per share) for the three months ended September 30, 2017. Net loss attributable to Shareholders of Cellectis was $55.4 million (or $1.38 per share) for the nine months ended September 30, 2018 compared to 72.3 million (or $2.03 per share) for the nine months ended September 30, 2017. The decrease in both periods was primarily driven by financial gains and decrease in non-cash stock-based compensation expense, partially offset by decreased revenues and other income and increased purchases and external expenses and wages and salaries.

Adjusted Net Loss Attributable to Shareholders of Cellectis: Net loss attributable to Shareholders of Cellectis was $15.1 million ($0.36 per share), for the three months ended September 30, 2018 compared to $14.3 million ($0.40 per share) for the three months ended September 30, 2017. Net loss attributable to Shareholders of Cellectis was $28.0 million ($0.70 per share) for the nine months ended September 30, 2018 compared to $34.3 million ($0.96 per share) for the nine months ended September 30, 2017. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION ($ in thousands, except per share data)

As of
	As of December 31, 2017	September 30, 2018
	As restated (*)	Unaudited

ASSETS
Non-current assets
Intangible assets	1 431	1 352
Property, plant, and equipment	7 226	8 299
Other non-current financial assets	1 004	657
Total non-current assets	9 661	10 308
Current assets
Inventories	250	223
Trade receivables	2 753	1 813
Subsidies receivables	9 524	15 616
Other current assets	13 713	15 925
Cash and cash equivalent and Current financial assets	296 982	475 914
Total current assets	323 221	509 491
TOTAL ASSETS	332 882	519 799
LIABILITIES
Shareholders’ equity
Share capital	2 367	2 765
Premiums related to the share capital	614 037	823 353
Treasury share reserve	(297)	0
Currency translation adjustment	1 834	(13 561)
Retained earnings	(253 702)	(326 484)
Net income (loss)	(99 368)	(55 425)
Total shareholders’ equity - Group Share	264 872	430 648
Non-controlling interests	19 113	40 672
Total shareholders’ equity	283 985	471 320
Non-current liabilities
Non-current financial liabilities	13	209
Non-current provisions	3 430	2 907
Total non-current liabilities	3 443	3 116
Current liabilities
Current financial liabilities	21	277
Trade payables	9 460	15 597
Deferred revenues and deferred income	27 975	20 252
Current provisions	1 427	1 503
Other current liabilities	6 570	7 734
Total current liabilities	45 453	45 362
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332 882	519 799

(*) 2017 Interim consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2 of the interim consolidated financial statements for the third quarter 2018.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – Third quarter (unaudited) ($ in thousands, except per share data)

	For the three-month periods ended September 30,
	2017	2018

Revenues and other income
Revenues	6 122	906
Other income	1 131	1 286
Total revenues and other income	7 253	2 192
Operating expenses
Royalty expenses	(569)	(868)
Research and development expenses	(20 289)	(18 694)
Selling, general and administrative expenses	(12 153)	(11 562)
Other operating income (expenses)	54	30
Total operating expenses	(32 956)	(31 096)

Operating income (loss)	(25 703)	(28 904)

Financial gain (loss)	(3 393)	3 591

Net income (loss)	(29 096)	(25 313)
Attributable to shareholders of Cellectis	(26 154)	(22 805)
Attributable to non-controlling interests	(2 942)	(2 508)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.73)	(0.54)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.73)	(0.54)

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – First nine months (unaudited) ($ in thousands, except per share data)

For the nine-month periods ended September 30,
	2017	2018

Revenues and other income
Revenues	19 416	11 861
Other income	7 286	6 592
Total revenues and other income	26 702	18 453
Operating expenses
Royalty expenses	(1 748)	(2 016)
Research and development expenses	(58 525)	(55 169)
Selling, general and administrative expenses	(31 830)	(36 772)
Other operating income (expenses)	317	(138)
Total operating expenses	(91 787)	(94 095)

Operating income (loss)	(65 085)	(75 642)

Financial gain (loss)	(9 969)	13 598

Net income (loss)	(75 054)	(62 044)
Attributable to shareholders of Cellectis	(72 266)	(55 425)
Attributable to non-controlling interests	(2 788)	(6 619)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2.03)	(1.38)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2.03)	(1.38)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Third quarter (unaudited) ($ in thousands, except per share data)

	For the three-month periods ended September 30,
	2017	2018

Net income (loss) attributable to shareholders of Cellectis	(26 154)	(22 805)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	11 826	7 699
Adjusted net income (loss) attributable to shareholders of Cellectis	(14 328)	(15 106)

Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.40)	(0.36)

Weighted average number of outstanding shares, basic (units) (1)	35 917 975	42 415 657

Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.40)	(0.36)

Weighted average number of outstanding shares, diluted (units) (1)	35 938 145	42 960 739

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First nine months (unaudited) ($ in thousands, except per share data)

	For the nine-month periods ended September 30,
	2017	2018

Net income (loss) attributable to shareholders of Cellectis	(72 266)	(55 425)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	38 008	27 396
Adjusted net income (loss) attributable to shareholders of Cellectis	(34 258)	(28 029)

Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.96)	(0.70)

Weighted average number of outstanding shares, basic (units) (1)	35 604 374	40 222 250

Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.96)	(0.70)

Weighted average number of outstanding shares, diluted (units) (1)	35 626 736	40 818 999

(1) When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2017 and subsequent filings Cellectis makes with the Securities and Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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CONTACT:
For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

Cellectis IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com